Exhibit 99.1

FOR IMMEDIATE RELEASE

Aviragen Comments on ISS Report

Vaxart Merger is the Result of an Extensive Review of Strategic Alternatives and is in the Best Interest of ALL Stockholders

Aviragen Board of Directors Unanimously Recommends that Stockholders Vote

FOR the Proposed Merger with Vaxart

ATLANTA, Jan. 26, 2018 (GLOBE NEWSWIRE) – Aviragen Therapeutics, Inc. (NASDAQ: AVIR) today issued the following statement in response to a report by Institutional Shareholder Services (“ISS”) regarding the Company’s proposed merger with Vaxart, Inc.:

“ISS’s report contains numerous factual errors and we strongly believe that ISS has reached the wrong conclusion in failing to recommend that Aviragen stockholders vote FOR our proposed merger with Vaxart.

ISS’s recommendation relies on “the hope that the board finds another transaction that adequately compensates shareholders for Aviragen's assets (cash, a public listing, and a royalty stream).”1 However, ISS itself notes that voting against the transaction carries significant risk “as the board appears to have already run an extensive process before selecting Vaxart as a merger candidate.”i

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Since the announcement on April 4, 2017, Aviragen conducted a public seven-month review of strategic alternatives; having considered 167 parties for strategic transactions, Aviragen sent non-confidential materials to 65 parties and received indications of interest from 16 parties, including numerous unsolicited inbound inquiries. No other parties have expressed interest in a transaction with Aviragen since the proposed merger with Vaxart was announced three months ago. Given the public nature of this review, Aviragen does not understand how ISS can conclude that a more attractive candidate than Vaxart may emerge. Should Aviragen stockholders vote against the transaction, it is unlikely that another strategic option will emerge.

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Aviragen notes that after the merger closes, there will only be $5 million of debt outstanding. In its analysis, ISS incorrectly states that following the merger, the combined company may have to address its high leverage based on Vaxart’s $33.1 million in net debt. In fact, nearly all of Vaxart’s debt will convert to equity as part of the transaction – and it will convert at $1.44 per share, a substantial premium over the current share price of $0.60.

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ISS asserts that stockholders would benefit from preserving their liquidation option, but in its analysis fails to indicate that the liquidation value of $22.4 million in the proxy was calculated as of October 31, 2017. Given the passage of time and the costs of the Company’s ongoing clinical trial and the pending proxy contest with the group led by

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Digirad, the Company expects to spend approximately $8 million between last October and June 30, 2018, at which point the Company expects to obtain topline data from the ongoing trial. Given the timing of topline data, Aviragen notes that June 30, 2018 is the earliest it could consider liquidating the Company.

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By voting down the proposed merger with Vaxart, stockholders leave open the possibility that the group led by Digirad – with no alternative plans for growing the Company, a proposed Board slate with no experience in the biotechnology industry to evaluate the Company’s assets, and a chairman found to have violated securities law – could still take control of the Board.

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ISS has understated the chance of success for Vaxart’s products. Vaxart has recently completed a successful Phase 2 clinical trial in which its influenza tablet vaccine performed very well against the market-leading injectable flu vaccine, proving that its oral tablet vaccine delivery technology works in humans. Vaxart’s second program, a novel oral vaccine for norovirus, has already demonstrated robust immune responses in human clinical trials. The proposed merger with Vaxart will create a leading vaccine company with multiple opportunities for value creation. Importantly, the combined company will be well-financed with little debt and a cash runway through the second quarter of 2019. The combined company will be led by an experienced biotechnology management and directorial team, maximizing the likelihood of success.

Aviragen’s Board and management team continue to believe approving the proposed merger with Vaxart represents the best path forward for Aviragen and its stockholders. Accordingly,

Aviragen strongly recommends stockholders vote FOR the proposed merger with Vaxart.”

EACH VOTE IS IMPORTANT – PLEASE VOTE FOR THE PROPOSED MERGER WITH VAXART TODAY

EACH VOTE IS IMPORTANT

The Aviragen Board unanimously recommends that stockholders vote FOR the proposed merger. Each vote is extremely important, no matter how many or how few shares are owned. The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen Special Meeting, presuming a quorum is present, is required to approve the proposed merger. Aviragen stockholders of record at the close of business on January 2, 2018 are entitled to vote at the Special Meeting. Please take a moment to vote FOR the proposals necessary to approve the proposed merger today – by telephone, by Internet or by signing, dating and returning the proxy card received with the proxy statement.

If you have any questions or need assistance voting your shares, please contact our proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 967-5074.

About Aviragen Therapeutics

Aviragen Therapeutics is focused on the discovery and development of the next generation of direct-acting antivirals to treat infections that have limited therapeutic options and affect a significant number of patients globally. It has three Phase 2 clinical stage compounds: BTA074 (teslexivir), an antiviral treatment for condyloma caused by human papillomavirus types 6 and 11; vapendavir, a capsid inhibitor for the prevention or treatment of rhinovirus (RV) upper respiratory infections; and BTA585 (enzaplatovir), a fusion protein inhibitor in development for the treatment of respiratory syncytial virus infections. Aviragen also receives royalties from marketed influenza products, Relenza® and Inavir®. For additional information, please visit www.aviragentherapeutics.com.

Aviragen Therapeutics® is a registered trademark. Relenza® is a registered trademark of GlaxoSmithKline Pharmaceuticals, Ltd., and Inavir® is a registered trademark of Daiichi Sankyo Company, Ltd.

Forward Looking Statements

This press release contains forward-looking statements about Aviragen Therapeutics, Inc. and Vaxart Inc., and their respective businesses, business prospects, strategy and plans, including but not limited to statements regarding anticipated preclinical and clinical drug development activities, timelines and market opportunities; the combined company being well-funded to advance its programs; the potential of Vaxart’s flu vaccine to produce better efficacy and in a timely manner; and the combined company’s ability to accelerate development of Vaxart’s vaccine candidates and generate near and long term value for stockholders. All statements other than statements of historical facts included in this press release are forward looking statements. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward looking statements. These forward looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated, including, without limitation: the risk that the conditions to the closing of the merger are not satisfied, the failure to timely or at all obtain stockholder approval for the merger; uncertainties as to the timing of the consummation of the merger and the ability of each of Aviragen and Vaxart to consummate the merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the merger; unexpected costs, charges or expenses resulting from the merger; and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger. The vaccine candidates that Vaxart develops may not progress through clinical development or receive required regulatory approvals within expected timelines or at all. In addition, future clinical trials may not confirm any safety, potency or other product characteristics described or assumed in this press release and such vaccine candidates may not successfully commercialized. Additional factors that may cause actual results to differ materially from such forward looking statements include those identified under the caption “Risk Factors” in the documents filed by Aviragen with the Securities and Exchange Commission from time to time, including its Proxy/Prospectus on Form S-4, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, neither Aviragen nor Vaxart undertakes any obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information About the Merger and Where to Find It

In connection with the proposed strategic merger, Aviragen and Vaxart have filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4, as amended, that contains a prospectus and a joint proxy statement. Investors may obtain the proxy statement/prospectus, as well as other filings containing important information about Aviragen, Vaxart and the merger, free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Corporate Secretary or delivered via email to investors@aviragentherapeutics.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Forms 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

Contacts

Mark Colonnese

Executive Vice President and Chief Financial Officer

Aviragen Therapeutics, Inc.

(678) 221-3381

mcolonnese@aviragentherapeutics.com

Beth DelGiacco

Stern Investor Relations, Inc.

(212) 362-1200

beth@sternir.com

Kristian Klein

D.F. King & Co., Inc.

(212) 232-2247

Winnie Lerner / Nick Leasure

Finsbury

(646) 805-2855

1 Permission to use quotations neither sought nor obtained.